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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   FORM 6-K/A

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2003
                         Commission File Number 1-15106

                                ----------------

                      PETROLEO BRASILEIRO S.A. - PETROBRAS
             (Exact name of registrant as specified in its charter)

                   Brazilian Petroleum Corporation - PETROBRAS
                 (Translation of Registrant's name into English)

                         Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro, RJ
                          Federative Republic of Brazil
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                -------            -------

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes           No   X
                               -------      -------

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

                           Incorporation By Reference

This amended report on Form 6-K is incorporated by reference into the Registration Statement of Form F-3, File No. 333-92044, of Petroleo Brasileiro S.A. - Petrobras and Petrobras International Finance Company - PIFCo.

                                Explanatory Note

          This amended report on Form 6-K dated December 10, 2003 corrects certain typographical errors in the page labeled "Income Statement" included in the report on Form 6-K furnished to the Securities and Exchange Commission by Petrobras on November 28, 2003. It also corrects the inclusion of data applicable to the six-month period ended June 30, 2002 instead of data applicable to the nine-month period ended September 30, 2002 in the page labeled "Selected Data for International Segment" included in the report on Form 6-K furnished to the Securities and Exchange Commission by Petrobras on November 28, 2003. The first column heading under "Income Statement" is hereby modified from "1Q-2003" to "2Q-2003." The second column heading under "Income Statement" is hereby modified from "2Q-2003" to "3Q-2003." The third column heading under "Income Statement" is hereby modified from "2Q-2002" to "3Q-2002." The third table under "Selected Data for International Segment" is hereby modified from "STATEMENT OF INCOME (First Semester of 2002)" to "STATEMENT OF INCOME (Nine-month period ended September 30, 2002)." The data in the third table under "Selected Data for International Segment" has been updated from data corresponding to the first semester of 2002 to data corresponding to the nine-month period ended September 30, 2002, in order to allow a comparison with the corresponding data for the nine-month period ended September 30, 2003. The corrected pages are included below. Petrobras believes that these changes are not material to its financial condition, operations or prospects. Except as described above, and as set forth in the amended report on Form 6-K filed with the Securities and Exchange Commission on December 8, 2003, no change has been made to the report on Form 6-K furnished to the Securities and Exchange Commission by Petrobras on November 28, 2003.


                                                         Income Statement
                                                            (Unaudited)
                                (in millions of U.S. dollars, except for share and per share data)
                                                                                                           Nine-month period ended
                                                                                                                     September 30,
                                                                                                    -------------------------------
    2Q-2003         3Q-2003         3Q-2002                                                               2003             2002
 ------------    ------------    ------------                                                         ------------     ------------
      10,408          11,314           8,388   Sales of products and services                              31,300           24,693
                                               Less:
      (1,639)         (1,629)         (1,291)     Value-added and other taxes on sales
                                                  and services                                             (4,655)          (3,887)
      (1,382)         (1,467)         (1,158)     CIDE                                                     (3,997)          (4,124)
 ------------    ------------    ------------                                                         ------------     ------------
       7,387           8,218           5,939   Net operating revenues                                      22,648           16,682

      (3,880)         (4,086)         (2,675)    Cost of sales                                            (11,058)          (8,131)
        (345)           (564)           (687)    Depreciation, depletion and amortization                  (1,322)          (1,528)
        (134)           (110)            (92)    Exploration, including exploratory dry holes                (311)            (301)
         (27)                                      Impairment                                                 (27)
        (444)           (518)           (433)    Selling, general and administrative expenses              (1,422)          (1,376)
         (46)            (46)            (32)    Research and development expenses                           (137)            (103)
 ------------    ------------    ------------                                                         ------------     ------------
      (4,876)         (5,324)         (3,919)       Total costs and expenses                              (14,277)         (11,439)

          91               1              33     Equity in results of non-consolidated companies              103               (9)
         (14)            393             240     Financial income                                             606              914
        (304)           (474)            (75)    Financial expense                                         (1,030)            (522)
                                                 Monetary and exchange variation on monetary
         478            (118)           (898)       assets and liabilities, net                               541           (1,514)
        (146)           (129)            (83)    Employee benefit expense                                    (391)            (345)
         (79)            (78)           (139)    Other taxes                                                 (224)            (317)
        (284)           (176)           (199)    Other expenses, net                                         (756)            (236)
 ------------    ------------    ------------                                                         ------------     ------------
        (258)           (581)         (1,121)                                                              (1,151)          (2,029)
                                               Income before income taxes and minority
       2,253           2,313             899         interests and accounting change                        7,220            3,214
 ------------    ------------    ------------                                                         ------------     ------------
                                               Income tax expense:
        (596)           (741)           (354)    Current                                                   (2,253)          (1,139)
         (65)            371             (73)    Deferred                                                     239             (211)
 ------------    ------------    ------------                                                         ------------     ------------
        (661)           (370)           (427)       Total income tax expense                               (2,014)          (1,350)

                                               Minority interest in results of consolidated
        (133)            (46)            280   subsidiaries                                                  (238)             374
 ------------    ------------    ------------                                                         ------------     ------------

       1,459           1,897             752   Net income before accounting change effect                   4,968            2,238
 ------------    ------------    ------------                                                         ------------     ------------

                                                Cumulative effect of accounting change, net
                                                   of income tax                                              697
 ------------    ------------    ------------                                                         ------------     ------------

       1,459           1,897             752   Net income for the period                                    5,665            2,238
 ============    ============    ============                                                         ============     ============

                                               Weighted average number of shares outstanding
 634,168,418     634,168,418     634,168,418      Common/ADS                                          634,168,418     6 34,168,418
 462,369,507     462,369,507     451,935,669      Preferred/ADS                                       462,369,507     4 51,935,669

                                               Basic and diluted earnings per share
                                                  Common/ADS and Preferred/ADS
        1.33            1.73            0.69         Before effect of change in accounting principle         4.53             2.06
        1.33            1.73            0.69         After effect of change in accounting principle          5.17             2.06
 ============    ============    ============                                                         ============     ============

                                                                           U.S.$ million
                                                                           INTERNATIONAL

                                                                    GAS
                                                                     &
                                                 E&P     SUPPLY    ENERGY    DISTRIB.   CORPOR.    ELIMIN.   TOTAL
INTERNATIONAL

ASSETS (As of December  31, 2002)               1,638       349         39       160     1,479       (802)   2,863
                                             ========  ========   ========   =======   =======    =======   ======

STATEMENT OF INCOME
(Nine-month period ended September 30,
   2002)

Net Operating Revenues                            209       668         25       280                 (399)     783
                                             --------  --------   --------   -------   -------    -------   ------
Net operating revenues to third parties            59       368         25       258                           710
Inter-segment net operating revenues              150       300                   22                 (399)      73
                                             --------  --------   --------   -------   -------    -------   ------
Net income                                          4        24         (2)      (31)       (2)                 (7)
                                             ========  ========   ========   =======   =======    =======   ======

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             PETROLEO BRASILEIRO S.A--PETROBRAS

                             By: /s/ Jose Sergio Gabrielli de Azevedo
                                 -------------------------------------
                                 Jose Sergio Gabrielli de Azevedo
                                 Chief Financial Officer and Investor Relations Director


Date: December 10, 2003